Mail Stop 3561

February 1, 2008

Via US Mail and Facsimile

Mr. James D. Constantine
Executive Vice President of Finance
and Chief Financial Officer
CSK Auto Corporation
645 E. Missouri Avenue, Suite 400
Phoenix, AZ 85012

> **Re:** **CSK Auto Corporation**
> **Form 10-K for the fiscal year ended February 4, 2007**
> **Forms 10-Q for fiscal quarters ended May 6, 2007, August 5, 2007**
> **and November 4, 2007**
> **File No. 001-13927**

Dear Mr. Constantine:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your document. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 32

Critical Accounting Matters, page 51

1.   Your disclosure of critical estimates and judgments should supplement and not duplicate the summary of significant accounting policies that are already disclosed in Note 1 to the financial statements. In most cases, your discussion here mirrors that disclosure and should be revised to provide a greater insight into the quality and variability of the critical judgments you make in arriving at estimates that have a significant impact on your financial condition and operating performance. Please carefully evaluate each policy and revise your discussion to clarify and quantify each critical estimate and clearly identify the assumptions you used to calculate each estimate. Disclose why management believes those estimates are critical to your financial condition and operating results. Discuss how accurate your estimates and assumptions have been in the past and whether they are likely to change in the future. For example, your discussion of vendor allowances does not identify what estimates you actually make with respect to these funds such as whether you estimate the current year volume using historical data with respect to achieving certain contracted volume commitments. Your disclosure in management's discussion and analysis should present your analysis of the uncertainties involved in applying an estimate at a given time, or the variability this is reasonably likely to result from its application over time. Refer to Refer to Release Nos. 33-8350 and 34-48960.

Note 1 – Summary of Significant Accounting Policies, page 65

Inventory Valuation, page 67

2.   You indicate certain operating and overhead administrative costs associated with purchasing and handling of inventory is capitalized as part of your inventory costs. Please identify the certain operating costs and revise your disclosure to clarify why the operating and overhead administrative costs are capitalizable inventory costs. If the costs are directly related to purchasing

and handling of inventory in bringing the goods to the purchaser, please disclose that fact. Reference is made to ARB no. 43, chapter 4.

3.   We note you estimate shrinkage from the taking of your last physical inventory to the balance sheet date. Please disclose how often you take physical inventories at the stores, warehouse and parts depots. Also, tell us how you determine shrinkage at the warehouse and parts depots.

Vendor Allowances and Cost of Sales, page 69

4.   Please expand your disclosure to clarify whether or not you receive reimbursements from some vendors based upon the volume of purchases or sales of the vendors' products. If so, please tell us and disclose in future filings whether reimbursements are recognized as the milestones are achieved or if the reimbursements are accrued. If you apply the accrual method, please explain to us the factors you considered in determining the reimbursements are probable and reasonably estimable.

5.   For each year presented, please advise us of the aggregate amount of adjustments to allowances for contractual disputes and misunderstandings. In addition please advise us of the percentage of vendor contracts each period that have been adjusted for contractual disputes and/or misunderstandings.

6.   Please disclose the types of expenses that you include in the cost of sales line item and the types of expenses that you include in the operating and administrative expenses line item. In doing so, please disclose whether you include in cost of sales inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs and the other costs of your distribution network. If you currently exclude a significant portion of these costs from cost of sales, please provide cautionary disclosure in MD&A that your gross margins may not be comparable to others, since some entities include the costs related to their distribution network in cost of goods sold and others like you exclude all or a portion of them from gross margin, including them instead in a line item such as operating and administrative expenses. To the extent it would be material to an investor's ability to compare your operating results to others in your industry, you should quantify in MD&A the amount of these costs excluded from cost of goods sold.

Warranty, page 69

7.   Please explain to us and revise your disclosure to clarify the nature of the
        allowances from vendors. In this regard, please indicate if the allowances
        represent amounts for warranties covered by the vendors provided to the
        company or if the allowances represent amounts to compensate the company
        for warranties that are not the responsibility of the vendors.

Note 13 – Store Closing Costs, page 96

8.   Please expand your disclosure to provide the total amount expected to be
        incurred for each major type of cost associated with store closings and the
        cumulative amount incurred to date. See SFAS no. 146, paragraph 20.b(1).
        Please show us what your disclosure will look like revised.

        As appropriate, please amend your filings and respond to these comments
within 10 business days or tell us when you will provide us with a response. Please
furnish a letter keying your responses to our comments and provide any requested
supplemental information. Please submit your response letter on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of
the disclosure in the filing to be certain that the filing includes all information
required under the Securities Exchange Act of 1934 and that they have provided all
information investors require for an informed investment decision. Since the
company and its management are in possession of all facts relating to a company's
disclosure, they are responsible for the accuracy and adequacy of the disclosures they
have made.

        In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

    •   the company is responsible for the adequacy and accuracy of the disclosure in
        the filing;
    •   staff comments or changes to disclosure in response to staff comments do not
        foreclose the Commission from taking any action with respect to the filing;
        and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Donna Di Silvio at (202) 551-3202 or, in her absence, the undersigned at (202) 551-3841 with any questions.

Sincerely,

Michael Moran
Branch Chief